UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

SIGNING DAY SPORTS, INC.
(Name of Issuer)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

82670R 107
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 6 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS Dorsey Family Holdings, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,309,940
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,309,940
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,309,940
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
12.	TYPE OF REPORTING PERSON OO

Page 3 of 6 pages

CUSIP No.	82670R 107

1.	NAMES OF REPORTING PERSONS John Joseph Dorsey
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 1,369,940
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,369,940
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,369,940
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12.	TYPE OF REPORTING PERSON IN

Page 4 of 6 pages

CUSIP No.	82670R 107

Item 1.

(a)	Name of Issuer: Signing Day Sports, Inc. (the “Issuer”)

(b)	Address of Issuer’s principal executive offices: 8355 East Hartford Rd., Suite 100, Scottsdale, AZ 85255

Item 2.

(a)

Name of person filing:

This statement is being jointly filed by Dorsey Family Holdings, LLC, an Arizona limited liability company (“Dorsey LLC”), and John Dorsey, an individual (collectively, the “Reporting Persons”).

(b)

Address of the principal business office or, if none, residence:

The business address of Dorsey LLC is 18690 N. 101st Pl., Scottsdale, AZ 85255. The residential address of John Dorsey is 18690 N. 101st Pl., Scottsdale, AZ 85255.

(c)	Citizenship: Dorsey LLC is an Arizona limited liability company. Mr. Dorsey is a United States citizen.

(d)	Title of class of securities: Common Stock, $0.0001 par value per share (“common stock”)

(e)	CUSIP No.: 82670R 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Page 5 of 6 pages

CUSIP No.	82670R 107

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

As of December 31, 2023, the Reporting Persons beneficially owned the following securities of the Issuer:

Dorsey LLC held and beneficially owned 1,309,940 shares of common stock.

John Dorsey is the manager of Dorsey LLC. Mr. Dorsey beneficially owned the shares of common stock beneficially owned by Dorsey LLC and had sole voting and dispositive power over its shares. In addition, John Dorsey held and beneficially owned 60,000 shares of common stock.

(b)

Percent of class:

Based on a total of 13,248,552 shares of common stock outstanding as of December 31, 2023, the shares of common stock beneficially owned by Dorsey LLC and John Dorsey represented approximately 9.9% and 10.3% of the Issuer’s outstanding common stock, respectively.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote:	Dorsey LLC: 1,309,940 John Dorsey: 1,369,940

	(ii)	Shared power to vote or to direct the vote:	Dorsey LLC: 0 John Dorsey: 0

	(iii)	Sole power to dispose or to direct the disposition of:	Dorsey LLC: 1,309,940 John Dorsey: 1,369,940

	(iv)	Shared power to dispose or to direct the disposition of:	Dorsey LLC: 0 John Dorsey: 0

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Page 6 of 6 pages
CUSIP No.	82670R 107

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

Dorsey Family Holdings, LLC

	By:	/s/ John Dorsey
	Name:	John Joseph Dorsey
	Title:	Manager

/s/ John Dorsey
John Joseph Dorsey

EXHIBIT INDEX

Exhibit Number	Title
1	Joint Filing Agreement